UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On July 7, 2026, AerCap Funding Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), issued $900 million aggregate principal amount of the Issuer’s 4.875% Senior Notes due 2031 (the “Notes”). In connection with the issuance of the Notes, AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-297097).

Exhibits

1.1

Underwriting Agreement, dated June 29, 2026, among AerCap Funding Designated Activity Company, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, AerCap Global Aviation Trust, AerCap Ireland Capital Designated Activity Company, Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., MUFG Securities Americas Inc. and TD Securities (USA) LLC.

4.1	Indenture, dated as of July 7, 2026, among AerCap Funding Designated Activity Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.

4.2	First Supplemental Indenture relating to the 4.875% Senior Notes due 2031, dated as of July 7, 2026, among AerCap Funding Designated Activity Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald LLP.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald LLP (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Dated: July 7, 2026

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EXHIBIT INDEX

1.1	Underwriting Agreement, dated June 29, 2026, among AerCap Funding Designated Activity Company, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, AerCap Global Aviation Trust, AerCap Ireland Capital Designated Activity Company, Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., MUFG Securities Americas Inc. and TD Securities (USA) LLC.

4.1	Indenture, dated as of July 7, 2026, among AerCap Funding Designated Activity Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.

4.2	First Supplemental Indenture relating to the 4.875% Senior Notes due 2031, dated as of July 7, 2026, among AerCap Funding Designated Activity Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald LLP.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald LLP (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).